PART I	REGISTRANT INFORMATION

U. S. SECURITIES AND EXCHANGE COMMISSION

FORM NT 10-K

	For year ended December 31, 1996
	Commission file number 0-5559

First Financial Corporation
	Exact name of registrant as specified in its charter)

	Texas	74-1502313
	(State or other jurisdiction of 	(I. R. S. Employer
	incorporation or organization)	Identification)

	800 Washington Avenue, Waco, Texas	76701
	(Address of principal execute offices)	(Zip Code)

Registrant's telephone number, including area code (817)757-
2424

PART II	RULES 12b-25(b) AND (c)
(a)	The reasons described in reasonable detail in Part III
of this form could not be eliminated without
unreasonable effort or expense;
(b)	The subject annual report will be filed on or before
the fifteenth calendar day following the prescribed due
date.
(c)	The accountant's statement required by Rule 12b-25(c)
has been included.

PART III	NARRATIVE

The Registrant is unable to timely file its Form 10-KSB for the period ended December 31, 1996, because the auditors have not completed the audited financial statements of the Registrant and are unable to complete such financial statements without unreasonable effort and expense. The
Registrant was unable to obtain certain information related to contingencies in a timely manner and additional time is required to determine their impact on the Registrant's financial statements and required disclosures.

The Company will reflect net income for 1996 of approximately $231,000 compared to net income of $234,449 for 1995. In general, the 1996 income is due to the Company's negative provision for losses under manufactured home servicing agreements as a result of the continued decrease in the amount of loans serviced under these agreements and the Company's belief that its exposure to potential losses has declined. In addition, the Company's results of operations was negatively impacted by the Company's share of the net loss of Key Group, LTD., which increased to $90,392 in 1996 compared to $61,124 in 1995.


PATTILLO, BROWN, & HILL, L.L.P.

First Financial Corporation and Subsidiaries
Waco, Texas

Pursuant to Rule 12B-25 of the General Rules and Regulations under Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12B-25 to be filed by First Financial Corporation and Subsidiaries (FFC) on or about March 27, 1997, which contains notification of the registrant's inability to file its Form 10-KSB by March 31, 1997. We have read FFC's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1996 to be included in the Form 10-KSB.

signed:  Pattillo Brown & Hill LLP	March 27, 1997
  	   Waco, Texas

PART IV	OTHER INFORMATION

(1)	Name and telephone number of person to contact in
regard to this notification
Robert L. Harris	(817)757-2424
(2)	Have all other periodic reports under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the
preceding 12 months (or for such shorter period that
the registrant was required to file such reports) been
filed?  If answer is no, identify report(s).
Yes.
(3)	Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes.
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.
See Narrative Section.

First Financial Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	Date:  March 28, 1997  	By:Robert L. Harris,
		Vice President